Exhibit 99.1

Cardiome To Hold Fourth Quarter And Full Year 2015 Financial Results Conference Call On March 10

VANCOUVER, March 4, 2016 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it will report financial results for the fourth quarter and full year ended December 31, 2015 on the morning of Thursday, March 10, 2016. Cardiome will hold a conference call and webcast at 8:00 a.m. Eastern (5:00 a.m. Pacific) on that day to discuss the results.

To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 07085912. The webcast can be accessed through the following link:

http://event.on24.com/r.htm?e=1143420&s=1&k=F4758AF1DC3FD227C4A3D11CA8611AC7

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through April 7, 2016. Please dial 416-764-8677 or 888-390-0541 and enter code 085912# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, VP Business Development and Investor Relations, (604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928, ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 15:24e 04-MAR-16